                                                                    EXHIBIT (i)
                                                                    -----------

                               PITNEY BOWES INC.
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

                                                     Years Ended December 31
                                --------------------------------------------------------------------------
                                      2001 (2)        2000 (2)       1999 (2)      1998 (2)      1997 (2)
                                --------------   -------------   ------------   -----------   ------------
Income from continuing
operations before income taxes    $    766,384   $     802,848   $    823,942   $   658,662   $   605,788
  Add:
    Interest expense                   193,076         200,957        175,699       156,284       157,322
    Portion of rents
    representative of the
    interest factor                     36,032          34,512         33,042        36,403        38,284
    Amortization of capitalized
    interest                               973             973            973           973           914
    Minority interest in the
    income of subsidiary with
    fixed charges                        9,995          14,237         12,033        12,425        11,322
                                  ------------   -------------   ------------   -----------   -----------
Income as adjusted                $  1,006,460   $   1,053,527   $  1,045,689   $   864,747   $   813,630
                                  ============   =============   ============   ===========   ===========

Fixed charges:`
    Interest expense              $    193,076   $     200,957   $    175,699   $   156,284   $   157,322
    Capitalized interest                     -           2,383          1,316             -             -
    Portions of rents
    representative of the
    interest factor                     36,032          34,512         33,042        36,403        38,284
    Minority interest,
    excluding taxes, in the
    income of subsidiary with
    fixed charges                       14,893          20,298         17,610        18,468        16,856
                                  ------------   -------------   ------------   -----------   -----------
Total fixed charges               $    244,001   $     258,150   $    227,667   $   211,155   $   212,462
                                  ============   =============   ============   ===========   ===========

Ratio of earnings to fixed charges        4.12            4.08           4.59          4.10          3.83

Ratio of earnings to fixed charges
excluding minority interest               4.35            4.37           4.92          4.42          4.10

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Amounts reclassified to reflect Office Systems, CPLC and AMIC as discontinued operations. Interest expense and the portion of rents representative of the interest factor of these discontinued operations have been excluded from fixed charges in the computation.

    Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 3.98, 3.95, 4.37, 3.56, and 3.75 for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, respectively. The ratio of earnings to fixed charges excluding minority interest would be 4.19, 4.21, 4.66, 3.78, and 4.00 for the years ended December 31, 2001, 2000, 1999,
    1998, and 1997, respectively.

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